Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

December 29, 2011

VIA EDGAR

Mr. John Grzeskiewicz

Ms. Kathy Cherko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MTB Group of Funds

File No. 333-178303

Dear Mr. Grzeskiewicz and Ms. Cherko:

On behalf of the MTB Group of Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed on December 21, 2011, by each of you via telephone to me, with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization involving the Registrant and the WT Mutual Fund (the “Registration Statement”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 2, 2011 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made on or about January 6, 2012, pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.	Text: The footnote in the “Overview” section on Page 2 of the Combined Prospectus/Proxy Statement states:

“With regard to the MTB money market funds, on or about January 20, 2012, certain share classes designated above will be renamed pursuant to a plan of recapitalization. Except for share class names, none of the other characteristics of the share class will be changing.”

Philadelphia, PA — Malvern, PA — Harrisburg, PA — Wilmington, DE — Cherry Hill, NJ — Washington, DC

A Pennsylvania Limited Liability Partnership

Comment: Consider including a brief description of the plan of recapitalization and its purpose in the Combined Prospectus/Proxy Statement.

Response: Registrant respectfully declines this comment and believes that the current disclosure is sufficient with regard to informing shareholders of what they need to know about the plan of recapitalization and the impending changes that will occur with regard to the names of the share classes. The plan of recapitalization does not need shareholder approval, and the recapitalization will occur prior to the reorganization. Additional discussion of the plan of recapitalization may confuse shareholders about what they are being asked to approve.

2.	Text: Page 4 in the “Overview” section of the Combined Prospectus/Proxy Statement, the second paragraph under “How do the fees of the Acquiring Funds compare to those of each Target Fund?” states:

“Shareholders of the Wilmington Prime Money Market Fund, Wilmington U.S. Government Money Market Fund, Wilmington Tax-Exempt Money Market Fund, Wilmington Short/Intermediate-Term Bond Fund (A Shares), Wilmington Aggressive Asset Allocation Fund and Wilmington Conservative Asset Allocation Fund can expect to experience higher expenses as a percentage of average daily net assets as shareholders in the corresponding Acquiring Fund after the Reorganization.”

Comment: Bold the sentence.

Response: The sentence will be bolded as requested.

3.	Text: Page 5 in the “Overview” section of the Combined Prospectus/Proxy Statement.

Comment: Consider adding disclosure that highlights the consequences of reorganizing into a shell fund versus an operating fund.

Response: The Registrant respectfully declines this comment. The Registrant believes that the disclosure regarding these consequences may be too technical and confusing for shareholders.

4.	Text: Page 13, Comparison of Investment Goals and Strategies, the last sentence in the paragraph that discusses differences between the Wilmington Short/Intermediate Term Bond Fund and MTB Intermediate-Term Bond Fund states:

“The Target Fund, as a fundamental policy (which can only be changed by shareholders), will maintain an average dollar-weighted duration of 2 1/2 to 4 years as compared with a non-fundamental policy of maintaining an average dollar-weighted duration of 3 to 5 years for the Acquiring Fund.”

Comment: Does the difference between the Funds in their policies regarding the average dollar-weighted duration that they maintain make one fund riskier than the other? If it does, consider adding disclosure that addresses that point.

Response: Registrant does not believe that the Target Fund’s policy of maintaining an average dollar-weighted duration of 2 1/2 to 4 years as compared with the

Acquiring Fund’s policy of maintaining an average dollar-weighted duration of 3 to 5 years makes one fund significantly riskier than the other.

5.	Text: Page 16, Comparison of Investment Goals and Strategies, the last sentence in the paragraph that discusses differences between the Wilmington Broad Market Bond Fund and MTB Income Fund states:

“As a fundamental policy (which can only be changed by shareholders), the Target Fund will maintain an average dollar-weighted duration of 4 to 7 years as compared with a non-fundamental policy of maintaining an average dollar-weighted duration of 4 to 10 years for the Acquiring Fund.”

Comment: Does the difference between the Funds in their policies regarding the average dollar-weighted duration that they maintain make one fund riskier than the other? If it does, consider adding disclosure that addresses the point.

Response: Registrant does not believe that the Target Fund’s policy of maintaining an average dollar-weighted duration of 4 to 7 years as compared with the Acquiring Fund’s policy of maintaining an average dollar-weighted duration of 4 to 10 years makes one fund significantly riskier than the other.

6.	Text: Pages 21 and 24, Comparison of Investment Goals and Strategies, paragraph comparing differences between (a) Wilmington Aggressive Asset Allocation Fund and Wilmington Strategic Allocation Aggressive Fund and (b) Wilmington Conservative Asset Allocation Fund and Wilmington Strategic Allocation Conservative Fund.

Comment: Do the differences in asset allocations make one fund riskier than the other. If it does, consider adding disclosure that addresses the point.

Response: Registrant does not believe that the differences between the (a) Wilmington Aggressive Asset Allocation Fund (Target Fund) and Wilmington Strategic Allocation Aggressive Fund (Acquiring Fund) and (b) Wilmington Conservative Asset Allocation Fund (Target Fund) and Wilmington Strategic Allocation Conservative Fund (Acquiring Fund) makes one fund significantly riskier than the other.

7.	Text: Fee tables on pages 30 and 31 for the MTB Prime Money Market Fund and Wilmington Prime Money Market Fund into MTB Money Market Fund.

Comment: Explain supplementally why for the new Institutional Class Shares “Other Expenses” drop two basis points.

Response: The reduction in “Other Expenses” presented under the pro forma combined fee table for the new Institutional Class Shares represents the benefit that the Registrant anticipates that shareholders will achieve as a result of spreading fund wide fixed costs over a greater amount of net assets if each of the proposed reorganizations are approved.

8.	Text: Fee table footnotes regarding fee waivers and expense reimbursements.

Comment: Disclose any exclusions or recoupments in the footnotes.

Response: Disclosure regarding expense limitation exclusions will be added to fee table footnotes for those funds that have such exclusions.

9.	Text: Page 70, the section titled “The Proposed Reorganizations.”

Comment: Disclose the total estimated cost of the reorganization. Also confirm that the Registrant has performed a North American Security Trust (“NAST”) analysis.

Response: The Registrant respectfully declines your comment to include the total estimated cost of the reorganization. The Combined Proxy/Prospectus already discloses that “the cost of the solicitation related to the Reorganizations, including any costs directly associated with preparing, filing, printing, and distributing to the shareholders of each Target Fund all materials relating to this Prospectus/Proxy Statement and soliciting shareholder votes, as well as the conversion costs associated with the Reorganizations, will be allocated between RSMC and MTBIA.” Since shareholders will not be bearing the costs of the Reorganization, the estimated cost of the Reorganization is not relevant to their approval of the Reorganization. Registrant confirms that it has performed a NAST analysis.

10.	Text: Page 76 of the Combined Prospectus/Proxy Statement and Page 14 of the Pro Forma Financial Information in the Statement of Additional Information, Capital Loss Carryover tables, annual limitation disclosed for the MTB International Equity Fund.

Comment: An annual limitation of $9.3 million is disclosed in the Combined Prospectus/Proxy Statement and $8.6 million in the Pro Forma Financial Information. Recheck numbers and correct the tables. Also consider making the presentation consistent with presentation in the Combined Prospectus/Proxy Statement and Pro Forma Financial Information for the internal MTB reorganization or vice versa.

Response: The annual limitation in the tables will be corrected. The Registrant respectfully declines the comment regarding making the presentation consistent with presentation in the Combined Prospectus/Proxy Statement and Pro Forma Financial Information for the internal MTB reorganization. The differences in presentation are deliberate. The additional information that is provided for the Wilmington Multi-Manager International Fund/MTB International Equity Fund reorganization in the Form N-14 for the MTB Group of Funds-WT Mutual Fund reorganization is either not relevant, in the case of the MTB New York Tax Free Money Market Fund/ MTB Tax-Free Money Market Fund reorganization or not material, in the case of MTB U.S. Government Bond Fund/MTB Short Duration Government Bond Fund reorganization. The Registrant believes that including such information may only confuse shareholders.

11.	Text: Page 86, last sentence in footnote under the adviser fee table in the section titled “Management of the Target Funds and Acquiring Funds” states:

“In addition, sub-advisory fees, which are currently paid out of the MTBIA advisory fee, upon consummation of the Reorganization, will, like the Target Fund, the Wilmington Multi-Manager International Fund, be paid directly by the MTB International Equity Fund.”

Comment: Confirm that the MTB International Equity Fund’s direct payment of sub-advisory fee is reflected in the Fee Table for the pro forma combined fund.

Response: The Registrant confirms that the MTB International Equity Fund’s direct payment of sub-advisory fees is reflected in the fee table for the pro forma combined fund.

12.	Text: In the section titled “Distribution of Target Fund and Acquiring Fund Shares” on page 89. The third paragraph under “Acquiring Funds” states:

“The MTB Trust, on behalf of Class A shares, Class I shares and Class S shares, has also adopted a shareholder service plan that allows the Acquiring Funds to pay a service fee of [0.25%] of each Acquiring Fund’s average daily net assets financial intermediaries for providing shareholder services and maintaining shareholder accounts.”

Comment: Confirm that the 0.25% service fee is reflected in the Fee Table under “Other Expenses” and not “Distribution and/or Service (Rule 12b-1) Fees.”

Response: The Registrant confirms that the 0.25% service fee paid on behalf of Class A shares, Class I shares and Class S shares pursuant to a shareholder service plan is reflected in the Fee Table under “Other Expenses” and not “Distribution and/or Service (Rule 12b-1) Fees.”

13.	Text: Page 90, in the section titled “Administrator” fee breakpoints under the administration agreement for the Target Funds and Acquiring Funds and Pro Forma Financial Information in the Statement of Additional Information.

Comment: Add disclosure in the Pro Forma Financial information that highlights the changes in the breakpoints in the administration fees as a result of the reorganization.

Response: Disclosure will be added to the Pro Forma Financial information that highlights the changes in the breakpoints in the administration fees as a result of the reorganization.

14.	Text: Page 6 of the Statement of Additional Information, Pro Forma Financial Information.

Comments:

a) The Class A shareholders of the MTB New York Tax Free Money Market Fund will become subject to a 0.25% Rule 12b-1 fee after they reorganize with the MTB Tax Free Money Market Fund and receive Class A Shares (to be redesignated Service Shares) of the MTB Tax Free Money Market Fund. Add disclosure to the Pro Forma Financial Information to reflect the additional Rule 12b-1 fee expense for shareholders of the MTB New York Tax Free Money Market Fund.

b) Either disclose any additional expenses resulting from portfolio realignment of the fund (other than in the ordinary course of business) or disclose that there are no additional expenses resulting from portfolio realignment of the funds (other than in the ordinary course of business).

Responses:

a) Disclosure will be added that notes that former Class A shareholders of the MTB New York Tax Free Money Market Fund will become subject to a 0.25% Rule 12b-1 fee after they reorganize with the MTB Tax Free Money Market Fund and receive Class A Shares (to be redesignated Service Shares) of the MTB Tax Free Money Market Fund.

b) Disclosure stating that there are no significant additional expenses resulting from the portfolio realignment of the funds (other than in the ordinary course of business) will be added.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (215) 564-8149 or in my absence, Taylor Brody at (215) 564-8071.

Regards,

/s/ Kenneth L. Greenberg

Kenneth L. Greenberg, Esquire

cc:	Jeffrey M. Seling

Alison M. Fuller, Esquire